Exhibit 99(h)

THE STATE CORPORATION COMMISSION

OF THE STATE OF KANSAS

Before Commissioners:	John Wine, Chair
Cynthia L. Claus
Brian J. Moline

In the Matter of the Investigation of Actions	)
of Western Resources, Inc. to Separate its	)	Docket No. 01-WSRE-949-GIE
Jurisdictional Electric Public Utilities Business	)
from its Unregulated Businesses.	)

No. 60

ORDER GRANTING LIMITED RECONSIDERATION

For the reasons discussed below, the Commission grants the Petitions of Westar Energy, Inc. (Westar Energy or Company) and its affiliate Protection One, Inc. (Protection One) for reconsideration of Order 55. The purpose of the reconsideration is to allow the Commission more time to fully consider the Debt Reduction and Restructuring Plan filed by Westar Energy on February 6, 2003, and to seek and review written comments from the Commission Staff (Staff) and intervening parties responding to Westar Energy’s filing.

1.    Prior to 1996, Westar Energy was almost exclusively an electric natural gas public utility. As of December 31, 1995, Westar Energy employed approximately $3.4 billion in total capital. Westar Energy’s capitalization at that time consisted of long-term debt in the amount of $1.4 billion, short-term debt in the amount of $0.2 billion and $0.1 billion in quarterly income preferred securities (QUIPs). Furthermore, at that time, WRI had common equity of $1.7 billion, which represented approximately 50 percent of its total capital structure. Proctor Direct at 7, 12-13, 20 and Staff Exhibit No. JMP-5.

2.    Since 1996, Westar Energy has employed incremental capital to invest in nonutility businesses. As of December 31, 2001, after taking into consideration and adjusting for an impairment charge of $0.65 billion during the first quarter of 2002 for two of its nonutility subsidiaries, Protection One, Inc. (Protection One) and Protection One, Europe, Westar Energy’s consolidated debt and common equity were $3.6 billion and $1.2 billion, respectively, for a total of $4.8 billion in capital. Without the impairment charge, Westar Energy’s total capital would have been $5.4 billion, including $1.8 billion of equity. Consequently, the common equity component of WRI, on a consolidated basis, fell to approximately 25 percent of total capital. Proctor Direct at 7, 12-13, 20 and Staff Exhibit No. JMP-6.

3.    The excessive level of debt and the pattern of abusive affiliate transactions with the existing Westar Energy corporate structure threatened the financial integrity of the public utility and compromised Westar Energy’s ability and obligation to provide efficient and sufficient utility service at just and reasonable rates. The Commission initiated this investigation on May 8, 2001, to protect the public interest and assure that Westar Energy takes appropriate and prompt steps to correct these problems and restore financial stability. The Commission has outlined specific objectives in the July 20, 2001 Order and has continued to work thereafter towards meeting those specific objectives and correct the problems discussed and found in the Commission’s prior orders. In addition, this investigation sought to establish appropriate standards and guidelines to govern interaffiliate relations and transactions within the Westar Energy corporate family to facilitate the correction of the misallocation of debt and assets within the Westar Energy corporate family. Without the Commission’s investigation, the actions taken by Westar Energy, including Westar Energy’s corporate structure proposal contained in its November 25, 2002 Petition for Reconsideration, would have resulted in an electric utility with more debt than assets. Westar Energy, through the creation of Westar Industries, Inc. (Westar Industries), has attributed only $0.5 billion of debt to unregulated businesses, leaving the electric utility business with the remaining $3.1 billion of debt and a negative $0.45 billion in common equity. Proctor Direct at 14 and Staff Exhibit No. JMP-2. This allocation would have resulted in Westar Energy paying $124.8 million per year in interest for $1.63 billion of debt incurred for nonutility investments and businesses. Proctor Direct at 18.

4.    The Commission, after having conducted extensive hearings to find reasonable solutions to Westar Energy’s financial problems, entered Order 51 on November 8, 2002. Despite objections from several parties, the Commission gave Westar Energy the flexibility to choose its own path. In that Order, the Commission mandated financial and corporate restructuring of Westar Energy necessary to: (i) achieve a balanced capital structure within the public utility business controlled by or affiliated with Westar Energy; (ii) reduce the excessive debt accumulated due to investment in nonutility business ventures; (iii) prevent interaffiliate accounting practices and relations that are harmful to Westar Energy’s public utility business; and (iv) protect ratepayers from the risks of Westar Energy’s nonutility business ventures in the corporate family controlled by Westar Energy.

5.    In Order 51, the Commission also (i) rejected the financial plan proposed by Westar Energy that would have allocated nonutility debt to public utility business and its ratepayers; (ii) directed Westar Energy to reverse certain abusive accounting transactions; (iii) directed Westar Energy to transfer its KPL utility division to a utility-only subsidiary of Westar Energy, creating a capital structure to reflect the correct allocation of debt between the utility and nonutility businesses within the corporate family; (iv) directed Westar Energy to reduce its utility business debt by $100 million annually for the next two years; (v) instituted interim standstill protections to prevent harm to Westar Energy’s utility businesses as a result of their affiliation with Westar Energy’s nonutility businesses pending adoption of final requirements relating to such affiliation; and (vi) initiated an investigation into the appropriate type, quantity, structure and regulation of the nonutility businesses with which Westar Energy’s utility businesses may be affiliated.

6.    The Commission, on December 23, 2002, entered Order 55. Order 55 made modifications to Order 51 made necessary by certain statements by Westar Energy in its petition for reconsideration of Order 51. Most significantly, Order 51 did not establish a target date by which the unacceptable excessive debt level and the cross-subsidization issues must be resolved and the Company’s petition made it clear to the Commission that some deadline would be necessary to assure the public interest prevailed over Westar Energy’s private interest. While allowing Westar Energy the discretion, subject to the public interest guidelines, to select the optimal-combination of debt reduction/corporate restructuring measures to accomplish the stated goals, the Commission:

i.)	established a target date of August 1, 2003, by which Westar Energy’s utility businesses must be operated in a separate utility subsidiary or subsidiaries, resolving the unacceptable excessive debt level and cross-subsidization issues;

ii.)	clarified the financial and corporate restructuring requirements of Order 51, in light of new information regarding Westar Energy’s indentures and the feasibility of separating Westar Energy’s secured and unsecured debt (The Commission rejected, Westar Energy’s corporate structuring proposal that would have resulted in the permanent misallocation of debt and assets within the Westar Energy corporate family, as the Commission has done with two other similar proposals.);

iii.)	clarified Order 51’s accounting and reporting requirements concerning new investments in nonutility businesses and interaffiliate relations and transactions, including the implementation of accounting practices to resolve subsidization issues;

iv.)	affirmed the Commission’s authority to require approval before the issuance of any additional debt and rejected Westar Energy’s request to exempt from this requirement issuances pending before this Commission;

v.)	affirmed the factual finding that the appropriate level of debt for Westar Energy’s electric utility business after corporate restructuring is $1.47 billion, even though Westar Energy’s indentures may require the utility business to initially bear additional debt attributable to nonutility investments; and,

vi.)	rejected Westar Energy’s request to remove the requirement that after the new utility subsidiary is formed, Westar Energy reduce utility debt by $100 million per year from cash flow until the appropriate level of utility debt ($1.47 billion) is reached, and clarified that the requirement applies regardless of the company’s payment of dividends.

7.    Since entering Orders 51 and 55, significant developments affecting this investigation have occurred. For example, Westar Energy entered into an agreement with ONEOK, Inc. (ONEOK) for Westar Energy to see and for ONEOK to purchase ONEOK stock held by Westar subject to the terms and conditions of the Partial Stipulation and Agreement and the Commission’s Orders. In addition, Westar Energy announced on January 10, 2003, that it would comply with the Commission’s $100 million annual debt reduction requirement. Westar Energy also filed a Form 8-K Report to the United States Securities and Exchange Commission (SEC) on January 13, 2003, publicly announcing its intention to sell its interest in Protection One. Finally, on February 6, 2003, Westar Energy filed a Debt Reduction and Restructuring Plan pursuant to Order 51.

8.    Westar Energy’s planning report proposes a series of steps by which Westar Energy expects, over a two-year period, to reduce its total debt to $1.47 billion and eliminate all nonutility businesses and investments, including its interest in Protection One. The targeted debt level is the amount of debt found and determined by the Commission to be the correct level of debt attributable to utility operations. Westar Energy asserts it has selected a combination of actions and appropriate sequence for their execution. These actions include sales of all nonutilty businesses, equity issuances, application of cash flow and dividend reductions. Westar Energy’s planning report also proposes elimination of all affiliates which are not essential for the efficient and economic provision of utility service, including the eventual elimination of Westar Industries, Inc. (Westar Industries). Westar Energy proposes in its planning report to insulate ratepayers from the risks of nonutility investments, as required by the Commission, by eliminating all holdings in nonutility investments. This divestiture brings into question whether it is necessary to specify a particular corporate structure.

9.    Overall, the February 6, 2003 planning report appears to make a good faith effort to address the concerns expressed in the Commission’s prior orders. However, the Commission needs additional time to fully review the filing to determine whether Westar Energy’s planning report should be considered in addressing the petitions for reconsideration pending in this matter. The Commission seeks the written responses from Staff and the other intervening parties commenting on Westar Energy’s planning report.

IT IS, THERFORE, BY THE COMMISSION, ORDERED THAT:

A.    The petitions of Westar Energy and Protection One for reconsideration of Order 55 are granted for the purposes of considering the developments, identified above, that have occurred in the interim since the issuance of Order 55 in relation to the restructuring requirements of Orders 51 and 55 and the pending requests for reconsideration. The requirement to form a utility-only subsidiary for Westar Energy’s KPL division by August 1, 2003 is stayed pending reconsideration of Order 55.

B.    Written comments to Westar Energy’s Debt Reduction and Restructuring Plan may be filed with the Commission on or before February 27, 2003. Limited discovery on Westar Energy’s planning report is allowed during this period of time. The parties should endeavor to issue data requests that refer to specific portions of the plan or materials filed in support of it and to make this limited discovery period as efficient as possible.

C.    The Commission retains jurisdiction over the subject matter of this investigation and the parties for the purpose of entering such further order or orders as it may deem necessary and proper.

BY THE COMMISSION IT IS SO ORDERED.

Wine, Chr.; Claus, Comm.; Moline, Comm.

Dated: Feb 10 2003

ORDER MAILED

FEB 10 2003

/S/ SUSAN K. DUFFY

Susan K. Duffy

Executive Director